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News Release	May 20, 2015
Tasman Announces Results of AGM
Vancouver, Canada – Tasman Metals Ltd. ("Tasman" or the "Company") (TSXV : TSM); (Frankfurt : T61); (NYSE-MKT : TAS) is pleased to announce that at the Company's Annual General and Special Meeting of Shareholders held on Tuesday, May 19, 2015 (the "Meeting"), Messrs. Mark Saxon, Michael Hudson, Nick DeMare, David Henstridge, Robert Atkinson and Gillyeard Leathley were elected to serve as directors of the Company for the ensuing year.   In addition, the following matters were approved at the Meeting:

(i) the ratification of the Company's 10% rolling stock option plan (the "Plan");

(ii) the ratification of an amendment to the Plan to enable the Company to issue stock options to Eligible Charitable Organizations as such term is defined in the policies of the TSX Venture Exchange;

(iii) the adoption of new articles of the Company to ensure consistency with the provisions of the Business Corporations Act (British Columbia) and to facilitate the administration of the Company's affairs and reduce the overhead and administrative costs related to certain matters all as more particularly described in the Company's management information circular dated April 15, 2015; and

(iv) the appointment of D+H Group LLP, Chartered Accountants, as the auditors of the Company for the ensuing year and the authorization for the directors of the Company to fix their remuneration.

Refer to the Company's Voting Results for Annual and Special Meeting of Shareholders Report filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) under the Company's profile for further details of the voting results at the Meeting.

Subsequent to the Meeting, the directors appointed Mr. Saxon as President and Chief Executive Officer, Mr. DeMare as Chief Financial Officer and Ms. Mariana Bermudez as Corporate Secretary of the Company.  Messrs. Atkinson, Leathley and Henstridge were appointed as members of the Audit Committee.

About Tasman Metals Ltd.

Tasman is a Canadian mineral exploration and development company focused on critical metals including REE's and tungsten in Scandinavia. Tasman is listed on the TSX Venture Exchange under the symbol "TSM" and the NYSE-MKT under the symbol "TAS".  REE and tungsten demand is increasing, due to the metals' unique properties that make them essential for high technology and industry.  Since over 80% of REE and tungsten supply is sourced from China, the European Commission promotes policy to develop domestic supply of critical metals to ensure the security of industry.  Tasman receives research funding from the European Commission.
Tasman's exploration portfolio is uniquely placed, with the capacity to deliver strategic metals from politically stable, mining friendly jurisdictions with developed infrastructure and skills.  The Company's Norra Karr and Olserum projects in Sweden are two of the most significant known heavy REE projects in the world, enriched in dysprosium, yttrium, terbium and neodymium.  The Company is now focused on the safe, sustainable and responsible development of its Scandinavian mineral portfolio.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO	Investor Information www.tasmanmetals.com 1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7 Company Contact: Mariana Bermudez +1 (604) 699 0202 Email: info@tasmanmetals.com
HEAD OFFICE:	TSXV : TSM	EUROPEAN OFFICE:
Suite 1305 - 1090 West Georgia Street	NYSE MKT : TAS	Skollalen 2
Vancouver, BC V6E 3V7	www.tasmanmetals.com	BOLLNAS 821 41
CANADA	info@tasmanmetals.com	SWEDEN

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

HEAD OFFICE:	TSXV : TSM	EUROPEAN OFFICE:
Suite 1305 - 1090 West Georgia Street	NYSE MKT : TAS	Skollalen 2
Vancouver, BC V6E 3V7	www.tasmanmetals.com	BOLLNAS 821 41
CANADA	info@tasmanmetals.com	SWEDEN